                                                                                Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com
georger@fundtech.com

Ruder Finn, Inc., New York
Justine Schneider
(212) 583-2750
schneiderj@ruderfinn.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
SECOND QUARTER OF 2006
-  Quarterly Revenues Grow 17% Year-over-Year to $21.5 Million
-  GAAP EPS 5 Cents
-  Adjusted Non-GAAP EPS 14 Cents

JERSEY CITY, N.J. — July 31, 2006, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the second quarter ended June 30, 2006. Fundtech posted quarterly revenues of $21.5 million, a 17% increase year-over-year, compared to second quarter revenue of $18.4 million in 2005, and a 11% sequential increase compared to first quarter 2006 revenue of $19.4 million.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $770,000 or $0.05 per diluted share, for the second quarter of 2006 compared with net income of $844,000, or $0.05 per diluted share, in the second quarter of 2005, and net income of $156,000, or $0.01 per diluted share, in the first quarter of 2006.

Excluding stock-based compensation, amortization of intangibles and amortization of capitalized software costs, Fundtech’s adjusted non-GAAP net income for the second quarter of 2006 was $2.2 million, or $0.14 per diluted share, compared with $1.5 million, or $0.10 per diluted share, in the second quarter of 2005 and $1.4 million, or $0.09 per diluted share, in the first quarter of 2006. (See Schedule A attached to this news release -- Reconciliation to GAAP).

“This was a record quarter in terms of revenues as we continue to meet our EPS guidance,” said CEO Reuven Ben Menachem. “This was also a strong quarter in terms of adding new customers across our product lines.
Many of these new customers prefer a hosted (ASP) solution over the in-house alternative, reflecting a market trend that is in line with our long term strategy of shifting our product revenues into recurring revenues.”

Second quarter highlights:

•	Closed 57 new deals and added 10 new bank customers
•	Closed 15 new system sales: Five PAYplus USA, Two CASHplus, Two Global Liquidity Management, One TC Remit and Five new customers for our service bureau in Switzerland.
•	In the U.S; closed ASP and related transactions which are expected to generate $6 million over five years.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

For the third quarter of 2006 we expect revenues of between $21.0 million and $21.5 million, GAAP earnings per diluted share of between $0.06 and $0.07 and adjusted non-GAAP earnings per diluted share,

before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.14 to $0.15.

For fiscal 2006. We expect revenues of between $82.5 million and $84 million, GAAP earnings per diluted share of between $0.19 and $0.23 and adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.51 to $0.55

We estimate that amortization expenses for the remaining two quarter of 2006 will be approximately $710,000 per quarter and that stock compensation expenses will be approximately $550,000 per quarter.

The company's guidance for the third quarter of 2006 and full-year 2006 assumes no change in the calculation of the Company's tax provision, which currently assumes a full valuation allowance against the Company's deferred tax assets.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (ET) tomorrow, Tuesday, August 1, to discuss the Company’s second-quarter 2006 results and financial guidance, and to answer questions from the investment community.

To participate, please call (800)-295-4740 or 617-614-3925 and ask for the Fundtech Call.

A replay of the conference call will be available for playback from 10:30am (ET) August a until midnight (ET) August 7. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, passcode 88621123.

This call will also be webcast live on: http://www.fundtech.com. An online replay will be available until August 31.

About Fundtech
Fundtech Ltd is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency; while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to third-quarter revenues; third-quarter GAAP earnings per share; third-quarter adjusted earnings per share; full-year 2006 revenues; full-year 2006 GAAP earnings per share; and full-year 2006 adjusted earnings per share. These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2005. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	June 30,	December 31,
	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	$26,269	$30,807
Short term investments	--	216
Marketable securities - short term	24,484	18,576
Trade receivables, net	21,427	17,262
Other accounts receivable, prepaid expenses and inventories	2,212	2,601

Total current assets	74,392	69,462

Severance pay fund	1,027	871
Long term lease deposits	615	734
Prepaid expenses	1,490	1,321
Property and equipment, net	10,642	10,281
Goodwill, net	17,655	17,655
Other assets, net	4,051	5,477

Total assets	$109,872	$105,801

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$1,841	$2,021
Deferred revenues	11,178	7,686
Accrued restructuring expenses	336	336
Employee and payroll accruals	3,469	3,225
Other accounts payable and accrued expenses	4,197	6,285

Total current liabilities	21,021	19,553

Accrued severance pay	1,169	981
Accrued restructuring and other expenses	2	100
Other long term liabilities	123	157

Total liabilities	22,315	20,791

Shareholders' equity:
Share capital	45	44
Additional paid-in capital	146,002	144,226
Accumulated other comprehensive income ( loss)	(242)	(414)
Deferred compensation	(1,153)	(1,590)
Accumulated deficit	(56,237)	(57,168)
Treasury stock, at cost	(858)	(88)

Total shareholders' equity	87,557	85,010

Total liabilities and shareholders' equity	$109,872	$105,801

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Revenues:
Software license	$3,010	$4,498	$5,806	$9,070
Software hosting	3,177	2,662	6,204	5,221
Maintenance	5,598	4,817	11,082	9,641
Services	9,716	6,375	17,817	11,600
Hardware sales	--	--	--	--

Total revenues	21,501	18,352	40,909	35,532

Operating expenses:
Software licenses costs	167	119	301	289
Amortization of capitalized software development costs	394	394	788	788
Amortization of other intangible assets	319	279	638	558
Maintenance, hosting and services costs [1]	8,902	7,390	17,103	14,318
Software development [1]	4,148	3,393	7,845	6,841
Selling and marketing [1]	3,957	3,362	7,672	6,572
General and administrative [1]	3,137	2,386	5,990	4,584

Total operating expenses	21,024	17,323	40,337	33,950

Operating income	477	1,029	572	1,582
Financial income, net	532	136	972	390
Income taxes	(239)	(321)	(613)	(614)

Net income	$770	$844	$931	$1,358

Net income per share:
Net income used in computing income per share	$770	$844	$931	$1,358
Basic income per share	$0.05	$0.06	$0.06	$0.09
Diluted income per share	$0.05	$0.05	$0.06	$0.09
Shares used in computing:
Basic income per share	15,060,863	14,856,430	15,001,426	14,786,537
Diluted income per share	16,054,902	15,809,033	16,020,046	15,698,837

Adjusted net income per share:
Adjusted net income used in computing income per share	$2,191	$1,517	$2,357	$2,704
Adjusted net income per share	$0.14	$0.10	$0.15	$0.17
Shares used in computing adjusted net income per share	16,054,902	15,809,033	16,020,046	15,698,837

Reconciliation of net income to adjusted net income:
Net income	$770	$844	$931	$1,358
Amortization	713	673	1,426	1,346
Stock-based compensation	708	--	1,270	--

Adjusted net income	$2,191	$1,517	$3,627	$2,704

[1] Includes charges for stock-based compensation in 2006

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2006	2005	2006
CASH FLOWS FROM OPERATIONS:
Net income	931	$1,358	$770
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	3,146	2,841	1,563
(Incease) decrease in trade receivables	(4,171)	398	(1,286)
Decrease (increase) in prepaid expenses, other accounts receivable and inventories	289	(1,151)	360
(Decrease) increase in trade payables	(193)	(249)	433
Increase (decrease) in deferred revenues	3,085	2,184	(4,107)
Increase (decrease) in employee and payroll accruals	208	(107)	564
(Decrease) in other accounts payable and accrued expenses	(2,124)	(146)	(2,256)
(Decrease) in accrued restructuring expenses	(98)	(164)	(47)
Decrease) in accrued severance pay, net	32	2	6
(Increase) in accrued interest on marketable securities	16	15	6
Losses on disposition of fixed assets	8	1	9
Stock-based compensation	1,270	--	708
Interest expense for long term other assets	39	4	76

Net cash provided by operations	2,438	4,986	(3,201)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(34,505)	(5,035)	(19,413)
Proceeds from held-to-maturity marketable securities	28,581	--	18,598
Investment in long term held-to-maturity marketable securities	--	(2,333)	--
Maturity of (investment in) short term deposits	216	(1,137)	--
Purchase of property and equipment	(2,014)	(2,586)	(1,178)
(Decrease) increase in long-term lease deposits and prepaid expenses	152	(126)	164
Investments in subsidiaries	--	(355)	--
Proceeds from sale of fixed assets	3	11	2

Net cash used in investing activities	(7,567)	(11,561)	(1,827)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	944	1,088	483
(Increase) in long-term other assets	(82)	--	(75)
Investment in treasury stock, at cost	(770)	--	(770)

Net cash provided by financing activities	92	1,088	(362)

Effect of exchange rate on cash and cash equivalents	499	(913)	459

Increase in cash and cash equivalents	(4,538)	(6,400)	(4,931)
Cash and cash equivalents at the beginning of the period	30,807	27,810	31,200

Cash and cash equivalents at the end of the period	26,269	$21,410	$26,269

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted net income as contained in the Company's press release:

	Three Months Ended						Six Months Ended
	June 30,				March 31,		June 30,
	2006		2005		2006		2006		2005

Reconciliation of net income (loss) to adjusted net income:

Net income (loss)	$770	[1]	$844	[1]	$161	[1]	$931	[1]	$1,358	[1]
Amortization of capitalized
software development costs	394		394		394		788		788
Amortization of other intangible assets	319		279		319		638		558
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	55		--		57		112		--
Software development	36		--		37		73		--
Selling and marketing	126		--		124		250		--
General and administrative	491		--		344		835		--
					-		-
Adjusted net income	$2,191		$1,517		$1,436		$3,627		$2,704

Adjusted net income per share	$0.14		$0.10		$0.09		$0.23		$0.17

Shares used in computing
adjusted net income per share	16,054,902		15,809,033		15,852,192		16,020,046		15,698,837

[1] Net income per share (diluted) was approximately $0.05 , $0.05 and $0.01 for the three months ended June 30, 2006 and 2005 and the three months ended March 31, 2006, respectively. Net income per share was approximately $0.06 and $0.09 for the six months ended June 30, 2006 and 2005, respectively.